Filed by Cobalt Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934.
Subject Company: Cobalt Corporation
Commission File No.: 1-14177

     This filing may be deemed to be solicitation material in respect of the proposed merger of Cobalt Corporation with a wholly-owned subsidiary of WellPoint Health Networks Inc. On July 1, 2003, WellPoint and Cobalt filed preliminary materials with the SEC in connection with the proposed transaction, including WellPoint’s registration statement on Form S-4 (Reg. No. 333-106689). These materials are not yet final and will be amended. Because they will contain important information regarding the proposed merger, Cobalt shareholders are urged to read the definitive versions of these materials as well as any other relevant documents filed or that will be filed with the SEC. The preliminary materials, the definitive versions of these materials when they become available, and any other documents filed by Cobalt or WellPoint with the SEC may be obtained free of charge at the SEC’s Web site, www.sec.gov. Cobalt shareholders will also receive information at an appropriate time on how to obtain transaction-related documents for free from Cobalt. In addition, information regarding the interests of Cobalt’s directors and executive officers will be included in the final proxy statement-prospectus. This filing does not constitute an offer to sell or solicitation of an offer to buy any securities in connection with the proposed transaction, which will only be made by means of an appropriate prospectus.

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     The following slides were used by Stephen E. Bablitch, Chairman and Chief Executive Officer of Cobalt Corporation, in giving a presentation at Cobalt Corporation’s Statewide Producer Meeting held on August 6, 2003:

Stephen E. Bablitch Chairman and CEO Statewide Producer Meeting

Statewide Producer Meeting Promises Made By Cobalt

Promises Made By Cobalt End Channel Conflict (Aug. 2002) Single Point of Contact (Aug. 2002) Improve Commissions (Aug. 2002) Listen to Agents (Aug. 2002) Re-enter Self-Funded Market (Aug. 2002)

Statewide Producer Meeting Promises Delivered By Cobalt

Promises Delivered By Cobalt Broker - Friendly Distribution (Feb. 2003) Senior Vice President - Sales and Marketing (Oct. 2002) Commission Schedule Fixed (April 2003) Agent Advisory Council (April 2003) CMS Acquisition (Dec. 2002)

Successful execution of turnaround strategy Focused on core business Restored financial strength Sold non-core assets Executed strategic acquisitions Emphasized Brand strength

Cobalt Values Focus on the customer Be the absolute best in everything we do Maintain highest ethics Achieve profitable growth

Acquisition By WellPoint Health Networks Inc. Statewide Producer Meeting

Acquisition By WellPoint Health Networks Financial Terms Price: $20.50 per share Cash and Stock: 50/50 Total: $906 million Approvals Received: Cobalt Board, Foundation Board Required: Shareholder approval, OCI, SEC, BCBSA, Anti-trust clearance Targeted Closing Year end 2003

Wisconsin United for Health Foundation -Milwaukee Journal Sentinel, June 3, 1999 Actual Total: $585,000,000

Leonard D. Schaeffer Chairman and CEO

Joined WellPoint's predecessor, Blue Cross of California in 1986 as President and CEO Managed the turnaround of Blue Cross of California and the transition to WellPoint Managed the acquisitions of Rush Prudential Health Plans of Illinois , Cerulean Companies, Inc. - the parent of BCBSGA, and RightCHOICE Managed Care, Inc. - parent of BCBSMo and HealthLink Administrator of the Health Care Financing Administration under President Carter Leonard D. Schaeffer

America's "Most Admired Health Care Company" - Fortune Magazine - Fifth year in a row 50 Best CEOs in America (3 years) - Worth Magazine Top 25 Managers of the Year - BusinessWeek One of America's Top 25 Public Companies for Executive Women National Recognition

Leonard D. Schaeffer Chairman and CEO